STANDARD                     Ratings Services        55 Water Street
& POOR'S                                             33rd Floor
                                                     New York, New York  10041
                                                     212 438 2000 Tel
                                                     www.standardandpoors.com




                                    July 14,2011



Mr. Jason T. Henry
Senior Vice President
First Trust  Portfolios L.P.
120 E. Liberty Drive
Wheaton, IL 60187

    Re: First Trust GNMA Reinvestment Income Trust "GRIT", Series 116

Pursuant to your request for a Standard & Poor's rating on the Trust, SEC #333-174904, we have reviewed the information presented to us and have assigned a fund credit quality rating of 'AAAf' rating to the Trust. The credit quality rating reflects the Trust's protection against losses from credit defaults and the credit quality of the Trust's eligible investments and counterparties. Standard & Poor's credit quality rating scale ranges from 'AAAf' (extremely strong protection against losses from credit defaults) to 'CCCf' (extremely vulnerable to losses from credit defaults). Trusts rated 'AAAf' provide extremely strong protection against losses from credit defaults.

Please note that a condition for maintaining the rating is your submission of updated or annual information on the portfolio holdings/schedule of investments. In addition, the following information should be sent to Standard & Poor's as it becomes available: reports to shareholders and the SEC; notification of changes in the board of directors, senior management, investment advisor or sponsor; updated prospectus & SAIs, annual reports and press releases. Any information regarding material changes or significant ongoing analysis should also be provided. Finally, Standard & Poor's reserves the right to request further information, if necessary, in order to review the rating. Please send all reports to:

    Standard & Poor's Ratings Group
    Financial Services - Fund Ratings Surveillance
    55 Water Street, 33rd Floor
    New York, New York  10041
    Attn:  Fund Ratings Group

Standard & Poor's relies on the issuer and its counsel, accountants and other experts for the accuracy and completeness of the information submitted in connection with the rating. The absence of this information may result in the withdrawal of our rating.

This letter constitutes Standard & Poor's permission to you to disseminate the above-assigned rating to interested parties. You understand that Standard
& Poor's has not consented to, and will not consent to, being named an "expert" under U.S. securities laws, including without limitation, Section 7 of the U.S. Securities Act of 1933. In addition, it should be understood that the rating is not a "market" rating nor a recommendation to buy, hold or sell the securities. Standard & Poor's reserves the right to advise its own clients, subscribers, of the rating.

We are pleased to have had the opportunity to be of service to you. As discussed, there is a yearly fee for analytical work performed in maintaining the rating. If we can be of further help, please do not hesitate to call upon us.


Sincerely,

/s/ Standard & Poor's/J.F.

Standard & Poor's Ratings Services,
a division of the McGraw-Hill Companies


www.standardandpoors.com